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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archstone Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Eye Street, N.W. Suite 1115
(No. and Street)

Washington	D.C.	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Portwood 404-317-4781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygancio Valley Rd. #270	Walnut Creek	CA	94258
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archstone Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LINDA MOSER
MY COMMISSION EXPIRES
NOTARY PUBLIC
NOVEMBER 15, 2021
FULTON COUNTY, GEORGIA

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCHSTONE CAPITAL, LLC

Financial Statements and
Supplementary Information

Year Ended December 31, 2018

Archstone Capital, LLC
Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Archstone Capital, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Archstone Capital, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure
The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2016.

Other Information
The supplemental information contained in Schedule of Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 13, 2019

ARCHSTONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and Cash Equivalents	$	49,655
Total Current Assets	$	49,655
TOTAL ASSETS	**$**	**49,655**
LIABILITIES & MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payables and Accrued Expenses	$	-
Total Current Liabilities	$	-
Noncurrent Liabilities:		
Due to Capstone, LLC	$	9,695
Total Non-Current Liabilities	$	9,695
Member's Equity		
Member Equity	$	279,224
Retained Earnings	$	(239,264)
Total Member's Equity	$	39,960
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**49,655**

ARCHSTONE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue:		
Commission Income	$	-
Total Revenue	$	-
Operating Expenses:		
Insurance Expense	$	472
IT & Software		528
Internet		192
Office Supplies		967
Office/General Administrative		14400
Postage and Delivery		96
Professional Fees		40627
Registration and Licensing		400
Regulatory Services		2251
Rent Expense		6048
Taxes		300
Telephone Expense		649
Total Operating Expenses	$	66,930
Total Net Loss	$	(66,930)

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Capital Contributions	Retained Earnings	Total Member's Equity
Balance at December 31, 2017	$ 183,312	$ (172,334)	$ 10,978
Member Distributions	$ -	$ -	$ -
Net Loss	$ -	$ (66,930)	$ (66,930)
Capital Contributions	$ 95,912	$ -	$ 95,912
Balance at December 31, 2018	$ 279,224	$ (239,264)	$ 39,960

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net Loss	$	(66,930)
Adjustments to reconile net loss to net cash used for operating activities:		
Total adjustments	$	1,500
Net cash used for operating activities	$	(65,430)
Cash flows from financing activities		
Member contributions	$	95,912
Due to Capstone	$	7,756
Member withdrawals	$	-
Net cash provided for financing activities	$	103,668
Increase(decrease) in cash	$	38,238
Cash, Beginning of Year	$	11,417
Cash, End of Year	$	49,655
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-
Noncash investing and financing activities:		
Expenses paid by member on behalf of Company included as member contributions		

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2018

The Company did not has not had any subordinated liabilities.

Archstone Capital, LLC
Notes to Financial Statements
December 31, 2018

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Archstone Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Archstone Capital, LLC is a limited liability company organized under the laws of the State of Delaware. Archstone Capital, LLC is 100% owned by Capstone LLC.

The Company is approved to conduct business as a securities broker-dealer in the private placement of securities for customers and to engage in mergers and acquisition advisory services. For the year ending December 31, 2018, the firm has not generated any revenue from such activities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the year ending December 31, 2018, the Company has maintained one bank account and has no investments in securities.

Commissions

For the year ending December 31, 2018, the Company has not generated any commission activity. Due to the nature of the Company's business, any revenue generated may be infrequent.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 – Related Party Transactions
The Company entered into an expense sharing agreement on February 9, 2017 with Capstone, LLC, the parent owner of Archstone Capital, LLC, for allocation of expenses at a rate of $1,939/month. These expenses include: 1) admin/salary; 2) internet expenses 3) office supplies; 4) postage and delivery; 5) rent; 6) telecommunications; 7) technology support; and 8) accounting services.

During the 12 months ending December 31, 2018, Capstone, LLC and Archstone Capital, LLC agreed to convert payables due to Capstone, LLC from Archstone Capital, LLC to additional paid-in-capital in lieu of repayment. This amount totaled $15,912 for payables accrued from December 1, 2017 – August 31, 2018. As a result, the amount due to Capstone, LLC amounted to $9,695 as of December 31, 2018 to cover the monthly amount per the expense sharing agreement. In addition, Capstone, LLC contributed $80,000 in capital to Archstone Capital, LLC during the year.

Note 3 – Member's Equity
From December 31, 2017 to December 31, 2018, total member's equity increased from $10,978 to $39,960. The increase was due to capital contributions by Capstone, LLC and the conversion of payables due to Capstone, LLC from Archstone Capital, LLC into members' equity.

Capstone, LLC is the sole owner of the Company. Capstone, LLC's investment in Archstone Capital, LLC was $279,224 as of December 31, 2018.

Note 4 – Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, as the Company is within its first 12 months of approval as a broker dealer. At December 31, 2018, the Company had net capital of $39,960 which was $34,960 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $647.

Note 5 – Going Concern
To ensure the Company has sufficient net capital and cash flow to maintain operations, the Company will need to generate revenue and/or obtain additional capital contributions in the calendar year 2019. Failure to receive additional capital or generate revenue will result in the Company's inability to continue as a broker-dealer. Capstone, LLC remains committed to funding Archstone Capital, LLC as needed to ensure the Company's ability to remain a going concern. Capstone, LLC invested $95,912 into the Company in 2018.

Note 6 – Concentrations of Credit Risk And Other Business Concentrations
The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2018 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2018, the Company had no uninsured cash balances.

Note 7 – Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2018 through the date of the report of independent registered public accounting firm. There are no such events to report.

ARCHSTONE CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

Net Capital		
Total Member's Equity	$	39,960
Less: Non-Allowable Assets	$	-
Net Capital	$	39,960
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	647
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	34,960
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	9,695
Percent of Aggregate Indebtedness to Net Capital		24%
Reconciliation with FOCUS Report		
Net Capital Computation	$	39,960
FOCUS IIA Net Capital Computation	$	39,960
Difference	$	-

There were no material difference between the audited financial statements and the FOCUS Report as of December 31, 2018.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Archstone Capital, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption, in which (1) Archstone Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Archstone Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Archstone Capital, LLC stated that Archstone Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Archstone Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Archstone Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2016.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 13, 2019

Archstone Capital, LLC
1400 Eye Street, N.W.
Suite 1115
Washington, D.C. 20005

SEC Rule 15c3-3 Exemption

Archstone Capital, LLC (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 2018. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (K)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

William B. Portwood
CFO

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/18
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Archstone Capital, LLC
1400 Eye Street, N.W., Suite 1115
Washington, D.C. 20005
DEA: FINRA.
SEC ID: 8-69573; FINRA CRD No.: 174435
FY MONTH END: DECEMBER

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William B. Portwood (404) 317-4781

WORKING COPY

2. A. General Assessment (item 2e from page 2) $0
   B. Less payment made with SIPC-6 filed (exclude interest) (0)
   ______ Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 0
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $0
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $0
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Archstone Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13th day of February, 20 19.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): N/A (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0015	$0

(to page 1, line 2.A.)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Archstone Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Archstone Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Archstone Capital, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Archstone Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Archstone Capital, LLC's management is responsible for Archstone Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 13, 2019